KPMG LLP Chartered Accountants Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

The Board of Directors
Kirkland Lake Gold Ltd.

We consent to the use in this annual report on Form 40-F of Kirkland Lake Gold Ltd. being filed with the United States Securities and Exchange Commission of our Independent Auditors’ Report dated February 20, 2018 on the consolidated financial statements of Kirkland Lake Gold Ltd. which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive income, cash flows and changes in equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, included in this annual report on Form 40-F.

Signed “KPMG LLP”

Chartered Professional Accountants, Licensed Public Accountants
April 2, 2018
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.